Exhibit 99.1

PRESS RELEASE

MeaTech 3D expands cultivated meat operation
 into the US to accelerate go-to-market strategy

Israeli deep-tech startup’s US presence will broaden its activities in R&D and technology, business development, and investor relations

Rehovot, Israel, March 8, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC), an international food company at the forefront of the cultured meat industry, developing delicious, high-quality real meat products that are safe, nutritious and made from cells rather than slaughtered animals, today announced it will be opening a US office. The new space will include activities in research and development, investor relations, and business development. MeaTech US, based in California, will be another indication of the company’s rapid growth and scaling efforts.

In Israel alone, the company grew its team by over 50% in the past year and recently moved to new, more spacious headquarters in Rehovot, Israel, the epicenter of the country’s foodtech sector. The new headquarters allows the company to enhance its cultured meat R&D and 3D bioprinting technology. The space also features a tasting kitchen.

New MeaTech headquarters, Rehovot, Israel (Photo: ©2016 All rights reserved to MYS Architects)

Later this year, MeaTech’s Belgian subsidiary, Peace of Meat, which leads development of MeaTech’s avian cell culture technologies, plans to start building the foundation for a pilot plant to begin scaling up production.

Arik Kaufman, MeaTech’s Co-Founder and CEO, commented: “Expanding MeaTech’s presence to the US is another important step in accelerating our go-to-market strategy, and it will leverage the expertise we’ve been building since 2019. We anticipate that our new space will serve as a welcoming environment for our North American investors to gain firsthand knowledge of our processes, view demonstrations of our technology at work, and learn about our future plans. It will also provide us with access to new R&D and technical talent who can help us continue building upon and perfecting the processes we’ve developed for cell-based, real-meat generation.”

About MeaTech 3D

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company is listed on the Nasdaq Capital Market under the ticker “MITC”.

MeaTech initiated activities in 2019 and maintains facilities in Rehovot, Israel and Antwerp, Belgium. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, MeaTech will be able to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts. The company will also provide meat manufacturers and retail businesses with production equipment.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: +1 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096